MICHAEL D. ESKRA

March 22, 2005

Board of Directors Electro Energy Inc. 30 Shelter Rock Road Danbury, Connecticut 06810	Board of Directors EEI Technologies, Inc. 30 Shelter Rock Road Danbury, Connecticut 06810

Board of Directors Mobile Energy Products, Inc. c/o Electro Energy Inc. 30 Shelter Rock Road Danbury, Connecticut 06810

Gentlemen:

          Pursuant to paragraph 5(B) of my Executive Employment Agreement with Electro Energy Inc., dated December 31, 2003 (the "Agreement"), I hereby tender my resignation as President and Chief Operating Officer of Electro Energy Inc., effective thirty (30) days from today.

          Additionally, I hereby tender my resignation from all other directorships and officerships that I hold with Electro Energy Inc. and its subsidiaries, EEI Technologies, Inc. and Mobile Energy Products, Inc., effective immediately.

Sincerely, /s/Michael D. Eskra Michael D. Eskra